SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

FRANKLIN FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35353C102
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,195
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 226,195
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,061
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,061
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 185,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,189
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,189
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,129
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,129
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,783
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,783
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,671
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 503,671
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.17%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35353C102

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 852,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35353C102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates LLC ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, LP ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, LP ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, LLC, ("Broad Park"), a Delaware limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by LSBK06-08, LLC, ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Plam Beach, Florida  33480.  Veteri Place Corporation is the Trading Advisor to LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by CBPS, LLC, ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the Trading Advisor to CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by 2514 Multi Strategy Fund, LP, ("2514 MSF"), a Florida limited partnership, organized to invest in securities, whose principal and executive offices are located at 15310 Amberly Drive, Suite 220, Tampa, FL  33647. Pursuant to the Letter Agreement by and between 2514 MSF and Lawrence Seidman, Mr. Seidman has Power of Attorney and sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman ("Seidman") whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, LSBK, Broad Park, CBPS, and 2514 MSF.  Seidman serves as the manager of SAL, the President of Veteri (of which he is the sole officer and director), and investment manager of Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.

This statement is also being filed by Veteri Place Corporation, ("Veteri"), a New Jersey corporation, that serves as the corporate general partner of each of SIP and SIPII; and the Trading Advisor of each LSBK and CBPS, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ  07054 and 19 Veteri Place, Wayne, NJ  07470.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF and Veteri, is set forth in Schedule A hereto. Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, and Veteri shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the stock covered by this statement is $12,238,538.  As of February 14, 2014, there was no margin loan balance outstanding for any Reporting Person.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,075,425  Shares outstanding, as of February 3, 2014, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 7, 2014.  The Reporting Persons own in the aggregate 852,838 Shares.

A.	SAL

(a)	As of the close of business on February 14, 2014, SAL beneficially owned 226,195 Shares.

Percentage: Approximately 1.87%.

(b)	1. Sole power to vote or direct the vote: 226,195

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 226,195

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on February 14, 2014, SIP beneficially owned 144,061 Shares.

Percentage: Approximately 1.19%.

(b)	1. Sole power to vote or direct the vote: 144,061

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 144,061

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on February 14, 2014, SIPII beneficially owned 185,500 Shares.

        Percentage: Approximately 1.54%.

(b)	1. Sole power to vote or direct the vote: 185,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 185,500

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on February 14, 2014, LSBK beneficially owned 72,981 Shares.

Percentage: Approximately 0.60%.

(b)	1. Sole power to vote or direct the vote: 72,981

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 72,981

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on February 14, 2014, Broad Park beneficially owned 90,189 Shares.

Percentage: Approximately 0.75%.

(b)	1. Sole power to vote or direct the vote: 90,189

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 90,189

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on February 14, 2014, CBPS beneficially owned 101,129 Shares.

Percentage: Approximately 0.84%.

(b)	1. Sole power to vote or direct the vote: 101,129

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 101,129

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	2514 MSF

(a)	As of the close of business on February 14, 2014, 2514 MSF beneficially owned 32,783 Shares.

Percentage: Approximately 0.27%.

(b)	1. Sole power to vote or direct the vote: 32,783

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 32,783

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 144,061 Shares owned by SIP and the 185,500 Shares owned by SIPII; and (ii) as the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 72,981 Shares owned by LSBK and the 101,129 shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 503,671 Shares.

Percentage: Approximately 4.17%.

(b)	1. Sole power to vote or direct the vote: 503,671

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 503,671

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 226,195 Shares owned by SAL, (ii) as the President of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 144,061Shares owned by SIP and the 185,500 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the trading advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 72,981 Shares owned by LSBK and the 101,129 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF may be deemed the beneficial owner of the 90,189 Shares owned by Broad Park, the 32,783 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 852,838 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 7.06%.

(b)	1. Sole power to vote or direct the vote: 852,838

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 852,838

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and  2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit previously filed Schedule 13D:

99.1	Joint Filing Agreement, dated February 15, 2011, by and among SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri and Seidman.

Signature Page to Franklin Financial Corporation Schedule 13D Amendment No. 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35353C102

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	100 S. Ashley Drive, Suite 2100, Tampa, Florida 33602	United States

CUSIP No. 35353C102

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share*	Cost	Sale Proceeds	Shares
SAL	12/20/2013	-20.1483		60,444.84	-3,000
SAL	2/3/2014	18.9282	85,177.10		4,500
SAL	2/11/2014	18.7200	18,720.00		1,000
SAL	2/14/2014	19.0423	73,807.80		3,876
Total			177,704.90	60,444.84	6,376

SIP	12/24/2013	-20.2401		42,504.25	-2,100
SIP	12/27/2013	-20.2296		20,229.64	-1,000
Total			0.00	62,733.89	-3,100

SIP II	1/8/2014	19.2010	384,020.00		20,000
SIP II	2/3/2014	18.9256	208,181.80		11,000
Total			592,201.80	0.00	31,000

LSBK	2/7/2014	18.8200	18,820.00		1,000
Total			18,820.00	0.00	1,000

Broad Park	1/6/2014	19.0580	47,435.45		2,489
Broad Park	1/10/2014	19.0682	20,975.00		1,100
Broad Park	1/29/2014	19.0563	76,225.20		4,000
Broad Park	2/4/2014	18.8542	67,874.96		3,600
Broad Park	2/6/2014	18.7657	105,087.76		5,600
Total			317,598.37	0.00	16,789

2514 MSF	2/10/2014	18.7189	50,541.05		2,700
Total			50,541.05	0.00	2,700

CBPS	1/31/2014	19.0391	127,561.97		6,700
CBPS	2/5/2014	18.7645	114,463.45		6,100
CBPS	2/13/2014	18.7019	29,923.04		1,600
CBPS	2/14/2014	19.0371	118,486.91		6,224
Total			390,435.37	0.00	20,624

* Includes brokerage commissions.